PRESS RELEASE	FEBRUARY 5, 2026

Largo Reports Q4 and Full Year 2025 Operational and Sales Results; Provides 2026 Outlook and Vanadium Guidance; Reports Positive Precious Metals Results on Recent Copper Flotation Tests.

All amounts expressed are in U.S. dollars, denoted by "$".

Q4 and FY 2025 Highlights

  Q4 2025 V2O5 equivalent production totaled 2,961 tonnes (6.5 million lbs1) vs. 1,775 tonnes in Q4 2024. Note that 4Q24 production was impacted by the annual kiln shutdown and not in 4Q25. The recently improved operational stability is allowing Largo to postpone its annual kiln shutdown to mid-2026

  Annual V2O5 production of 9,150 tonnes (20.17 million lbs1) in 2025 vs. 9,264 tonnes in 2024 and within the Company's 2025 annual production guidance range of 9,000 - 11,000 tonnes

  Q4 2025 global V2O5 recovery was maintained at 77.9% flat versus Q4 2024. Annual global V2O5 recovery improved to 80.1% in 2025 vs. 76.4% in 2024

  Q4 2025 sales totaled 2,396 tonnes of V2O5 equivalent in Q4 2025, down 21% compared to the 3,033 tonnes sold Q4 2024 due to the impact of the US tariffs on Brazilian imports of High Purity vanadium.

  Annual V2O5 equivalent sales of 8,686 tonnes in 2025 vs. 9,600 tonnes in 2024, within the Company's annual 2025 sales guidance of 7,500 - 9,500 tonnes

  Q4 2025 ilmenite concentrate production totaled 7,328 tonnes, with annual production of 30,282 tonnes in 2025 which was within company guidance. Sales of ilmenite concentrate totaled 12,930 tonnes in Q4 2025 and 33,959 tonnes in 2025.

Copper and precious metal recent metallurgical test results

  Assay results from metallurgical test work to assess the recoverability of copper using conventional flotation process yielded positive results indicating copper concentrates with gold, platinum and palladium values as well as lower values of cobalt and nickel.

  Largo conducted internally 45 conventional copper flotation tests in recent months and a composite of the best 12 flotation test results analysed externally in an accredited laboratory (SGS-Geosol) yielded a copper concentrate containing 18.4% Cu, 9.1 grams per ton ("gpt") Au, 6.6 gpt Pt, 5.4 gpt Pd, 66 gpt Ag, 0.52% Co, 0.55% Ni.

  Larger scale test using part of our ilmenite flotation circuits lead us to suspend our ilmenite production and sales guidance for 2026 as we evaluate the optimum use of our ilmenite flotation infrastructure to accommodate a potential use of part of it for copper/ PGM concentrate production

Vanadium Market Update2

  The average benchmark price per lb of V2O5 in Europe was $5.85 in Q4 2025, a 9.55%  increase from the average of $5.34 seen in Q4 2024; the average benchmark price at December 31, 2025, was $5.89, a 9.68% increase from the average of $5.37 at December 31, 2024

  The average benchmark price per kg of ferrovanadium in the United States was $23.98 in Q4 2025, a -8.54% decrease from the average of $26.22 seen in Q4 2024; the average benchmark price at December 31, 2025 was $24.15, a -7,45% decrease from the average of $25.95 at December 31, 2024.

  The average benchmark price per kg of ferrovanadium in Europe was $23.85 in Q4 2025, a -8.62% decrease from the average of $26.10 seen in Q4 2024; the average benchmark price at December 31, 2025 was $23.83, a -6.12% decrease from the average of $25.38 at December 31, 2024

  Vanadium spot demand remained soft in Q4 2025, primarily due to weaker demand in the Chinese and European steel industries, while the U.S. steel market remained stable; China's energy storage sector is expected to drive additional consumption in upcoming quarters

  In 2026, U.S. steel demand is expected to remain stable, while European and Asian steel markets face continued softness; China's energy storage market will continue to be a key driver of vanadium consumption as the sector continues to accelerate.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces annual production of 9,150 tonnes (20.17 million lbs¹) of vanadium pentoxide ("V₂O₅") equivalent from its Maracás Menchen Mine and sales of 8,686 tonnes of V₂O₅ equivalent in 2025. Throughout the year, the Company implemented a robust and efficient action plan across its open pit and industrial plant, enabling operations to achieve the expected production level for 2025.

Daniel Tellechea, Co-CEO of Largo, stated: "In 2025, our team remained focused on implementing operational efficiencies, cost reduction, and later in the year dealing with the challenges of new US tariffs for our High Purity vanadium while maintaining Largo's position as a reliable, western vanadium supplier. While production in 2025 was impacted by lower ore grades in the first five months of the year derived from our open pit mine sequencing plans and maintenance, the stronger second half of the year made up for the weak production of 1H25 and achieved our production guidance targets.  We continue to take decisive steps to continue to reduce costs and enhance operational efficiencies at the mine with initiatives designed to support future operational stability at the Maracás Menchen Mine."

J. Alberto Arias, Co-CEO continued: "Our recent announcement of metallurgical flotation studies and analysis of previous geologic data for copper, platinum and palladium and the potential use of part of the ilmenite flotation plant infrastructure for copper/PGM production led us to suspend ilmenite production guidance for 2026.  The successful copper flotation laboratory is now being followed by pilot tests at a commercial level using part of our ilmenite flotation infrastructure.  Despite our commitment on ilmenite production, we believe the copper-PGM opportunity is important enough to re-evaluate the economics of potentially producing different combinations of copper PGM and ilmenite in our existing infrastructure."

Maracás Menchen Mine Operational and Sales Results

	Q4 2025	Q4 2024	2025	2024

Total Mined - Dry Basis (tonnes)	2,867,587	3,673,416	14,928,193	13,949,665
Total Ore Mined (tonnes)	665,953	476,742	2,209,355	2,249,759
Ore Grade Mined - Effective Grade (%)[3]	0.53	0.49	0.50	0.63

Concentrate Produced (tonnes)	129,565	75,051	385,271	389,520
Grade of Concentrate (%)	2.82	2.73	2.83	2.90
Global Recovery (%)[4]	77.9	77.9	80.1	76.4

V2O5 produced (Flake + Powder) (tonnes)	2,961	1,775	9,150	9,264
High purity V2O5 equivalent produced (%)	0%	26%	23%	23%
V2O5 produced (equivalent pounds) [1]	6,527,888	3,913,200	20,171,651	20,423,599
Total V2O5 equivalent sold (tonnes)	2,396	3,033	8,686	9,600
Produced V2O5 equivalent sold (tonnes)	2,396	3,025	8,686	9,184
Purchased V2O5 equivalent sold (tonnes)	0	8	0	416

Ilmenite concentrate produced (tonnes)	7,328	10,292	30,282	44,863
Ilmenite concentrate sold (tonnes)	12,930	10,570	33,959	42,916

Q4 2025 and Other Updates

  V₂O₅ equivalent production in Q4 2025 was 2,775 tonnes, representing a 66.8% increase from Q4 2024 (1,775 tonnes) and a 12.3% increase from Q3 2025 (2,636 tonnes). Enhanced operational stability, together with higher ore availability, contributed to these results.

  Total ore mined in Q4 2025 was 665,953 tonnes, in line with the 476,742 tonnes mined in Q4 2024. The effective ore grade3 was 0.53% V₂O₅ in Q4 2025, higher than the 0.52% in Q3 2025 and 0.49% in Q4 2024. Global recovery4 in Q4 2025 was 77.9%, unchanged from Q4 2024. Yearly global recovery increased to 80.1% in 2025 from 76.4% in 2024.

  Approximately 14% of the 2025 V2O5 production was generated through circular production practices, including the reprocessing of non-magnetic tailings storage facilities and heap leach materials, reinforcing operational efficiency and resource optimization.

  High-purity vanadium products represented 0% of total production in Q4 2025 vs. 26% in Q4 2024, as production was negatively impacted by U.S. tariffs.

  Ilmenite concentrate production in Q4 2025 was 7,328 tonnes. The Company continues to refine its processes to improve efficiency and throughput. The recently installed scavenger circuit is demonstrating improved metallurgical recoveries by reducing losses of valuable minerals, resulting in increased productivity and lower operating costs.

2026 Guidance

Tables summarizing the Company's 2026 production, sales and cost guidance are provided below.

The Company expects higher V₂O₅-equivalent production in Q1 2026 than in the same period in 2025, driven by increased ore availability.

  V₂O₅ equivalent production of 5,391 tonnes (11.9 million lbs) in H1 2026 compared to 3,553 tonnes in H1 2025. Production is expected to increase by 51.7%, driven by higher ore availability and magnetics content, alongside operational enhancements including a 5% increase in rotary kiln throughput capacity and a 22% increase in milling feed capacity following the stabilization of parallel milling circuits.

  Annual ore availability is expected to reach 2.5 million tonnes in 2026 vs.  2.2 million tonnes in 2025, a 14% increase of ore mass.

Largo is focused on advancing its productivity improvement initiatives, including a greater focus on mining efficiency to enhance mine fleet availability, strengthen contractor oversight, improve maintenance programs, and optimize drilling and blasting techniques. These actions are designed to stabilize and enhance throughput in 2026 and beyond.

V2O5 Equivalent Production and Sales Guidance

	Q1		Q2		Q3		Q4		2026
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes)	2,400	2,700	2,500	3,000	2,600	3,100	3,000	3,200	10,500	12,000
Sales (tonnes)[i]	1,500	2,000	2,000	2,500	2,000	2,500	2,000	2,500	7,500	9,500

  The annual 2026 sales guidance does not include purchased material, or any sold material related to the Company's previously announced vanadium inventory supply agreement.

Update on Timing of Initial Payment Under Iron Ore Calcine Sale Agreement

The Company would like to provide an update on the definitive agreement announced on January 20, 2026, for the sale of iron ore calcine, a byproduct of its vanadium operations. Following the signing of the agreement, the initial payment originally scheduled for January 30, 2026, was postponed until February 9, 2026. The Company will provide further updates as appropriate.

Disclaimer

It is important to emphasize that the studies completed to date are based on diamond drill core samples collected from drilling programs conducted by independent third-party contractors and on chemical analyses performed by certified external laboratories. Preliminary geometallurgical results were obtained internally and are considered indicative in nature, reflecting improvements in the understanding of flotation processes currently in place.

This document does not disclose Mineral Resources or Mineral Reserves for copper or platinum group elements. The project includes vanadium and titanium mineralization for which scientific and technical information is set out in the National Instrument 43-101 ("NI 43-101") technical report titled: "An Updated Life of Mine Plan (LOMP) for Gulçari A (Campbell Pit) and Pre-Feasibility Study for Gulçari A Norte (GAN), Novo Amparo (NAO), Novo Amparo Norte (NAN) and São José (SJO) Deposits", prepared by GE21 Consultoria Mineral Ltda with an effective date of January 30, 2024 filed in Canada on SEDAR+ and in the United States with the U.S. Securities and Exchange Commission on EDGAR under the Company's profile.

Largo is initiating a new phase of studies aimed at evaluating additional commodities that may support a future update of Mineral Resources and Mineral Reserves in an independent technical report prepared in compliance with NI 43-101.

Review of Technical Information

Mr. Emerson Ricardo Re., MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) is the geology advisor and responsible for the geological management of the Maracás Menchen Mine. Mr. Re is a Qualified Person as defined under NI 43-101 and has reviewed and approved the scientific and technical information related to geology, drilling, sampling, and analytical results in this press release. Information related to metallurgical test work, process considerations and potential recoveries is based on the Company's internal assessments and is presented as forward-looking information.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada and 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern, the ability of the Company to keep the Maracás Menchen Mine operating, the timing and amount of estimated future production and sales, the future price of commodities, the cost of future activities and operations, including, without limitation, the timing of ilmenite production; China's energy storage sector driving additional vanadium consumption in upcoming quarters; U.S., European and Asian steel demand and markets in 2026; the Company's ability to reduce costs and enhance operational efficiencies; the potential that the Company may produce different combinations of copper PGM and ilmenite in its existing infrastructure; the Company's 2026 expectations for production, operational enhancements, annual ore availability and sales; the extent of capital and operating expenditures, the ability of the Company to make improvements on its current short-term mine plan, and the Company's ability to meet its set targets for the year.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium, ilmenite and TiO2 products can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; and changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions;

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Future Oriented Financial Information:

Any financial outlook or future oriented financial information contained in this press release, as such term is defined by applicable securities laws, has been approved by management of Largo as of the date hereof and is provided for the purpose of providing information about management's current expectations and plans relating to the Company's 2026 guidance. Readers are cautioned that any such future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. The Company and its management believe that the prospective financial information as to the Company's anticipated 2026 guidance has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Fastmarkets Metal Bulletin.

3 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

4 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.